

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2019

Richard Liu
Chief Financial Officer
EHang Holdings Limited
Building C, Yixiang Technology Park
No.72 Nanxiang Second Road, Huangpu District
Guangzhou, 510700
Peoples Republic of China
020-29028899

> **Re: EHang Holdings Limited**
> **Draft Registration Statement on Form F-1**
> **Exhibit Nos. 10.6-10.8, 10.10, 10.14-10.16**
> **Submitted September 10, 2019**
> **File No. 377-02691**

Dear Mr. Richard Liu:

We have concluded our assessment of your redacted exhibit] for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance